# GRAVITAS CAPITAL INTERNATIONAL INC.
## (Formerly Known As P.S. SECURITIES (USA) INC.)
## DECEMBER 31, 2017
## STATEMENT OF FINANCIAL CONDITION

# GRAVITAS CAPITAL INTERNATIONAL INC.

## (Formerly Known As P.S. SECURITIES (USA) INC.)

Financial Statement
December 31, 2017

(With Independent Auditors' Report Thereon Required by Rule 17a-5)







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69851 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gravitas Capital International Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Bay St. Suite1700
(No. and Street)

Toronto Ontario (City) Canada (State) M5H 2R2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Carbonaro 416 479 9785
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau St Ste 1023 (Address) New York (City) NY (State) 10038 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)
**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Robert Carbonaro , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gravitas Capital International Inc. , as of December 31, , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



_____
Signature

President
_____
Title

Benjamin Iscoe
Notary Public

This report ** contains (check all applicable boxes):
- [✔] (a) Facing Page.
- [✔] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✔] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## GRAVITAS CAPITAL INTERNATIONAL INC.
### (Formerly Known As P.S. SECURITIES (USA) INC.)
### DECEMBER 31, 2017
### STATEMENT OF FINANCIAL CONDITION

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 28,735 |
| Other Assets | | 4,200 |
| **TOTAL ASSETS** | $ | 32,935 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 19,258 |
| Total Liabilities | | 19,258 |

**Equity**

| | | |
|---|---|---|
| Capital Stock, without par value, 200 authorized, 1 share issued and outstanding | | 1,250 |
| Additional paid in capital | | 373,405 |
| Accumulated deficit | | (360,978) |
| Total Equity | | 13,677 |
| **TOTAL LIABILITIES AND EQUITY** | $ | 32,935 |

The accompanying notes are an integral part of this audited financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

GRAVITAS CAPITAL INTERNATIONAL INC. ("we", "our" and the "Company") was incorporated on March 15, 2013   in New York State as a subsidiary of 2242257 Ontario Inc. which is the sole stockholder of the company. The Company is dependent upon its Stockholder.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and conducts a securities business generally limited to private placements of securities. The company commenced operations after receiving FINRA approval on August 6, 2015. The Company changed its name from P.S. Securities (USA) Inc. to Gravitas Capital International Inc. in May of 2017.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Income Taxes

The Company accounts for income taxes in accordance with the US Generally Accepted Accounting Principles which requires the asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will expire before the Company is able to realize their benefits.

Related Party Transactions

The stockholder, 2242257 Ontario Inc. pays office and administrative expenses including accounting, rent, telephone and secretarial fees and allocates a portion of the expense to the Company. The Company is dependent upon the stockholder for continued financial support.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2017, the Company's net capital was $9,477 which was $4,477 in excess of its required net capital of $5,000.

The Company's debt-equity ratio was 2.0321 to 1.

NOTE 4 – GOING CONCERN

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had minimal revenues in 2017 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. However, the parent company has pledged any required additional support to the Company to enable it to continue as a going concern and maintain required regulatory minimum net capital.

## NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its stockholder. The stockholder provides administrative and other services to the company. During the fiscal year ended December 31, 2017, the stockholder allocated to the Company $250 per month for office space and administrative support.

## NOTE 6 - INCOME TAXES

For income tax purposes, the company operates as a "C" corporation. ASC 740-10 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2017, the Company has available a net operating loss carryforward of approximately $361,000 which will expire in the year 2037. A valuation allowance of $126,000 was established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

## NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 29, 2018, the date that these financial statements were issued. The Company believes that there are no subsequent events requiring further disclosure.

## NOTE 8- SIPC Reconciliation Requirement

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

## LERNER & SIPKIN
### CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038    Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Gravitas Capital International Inc.
Bay-Adelaide Centre
333 Bay Street, Suite 1700
Toronto, Ontario M5H 2R2 Canada

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gravitas Capital International Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Gravitas Capital International Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of Gravitas Capital International Inc.'s management. Our responsibility is to express an opinion on Gravitas Capital International Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gravitas Capital International Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Lerner & Sipkin CPAs LLP*

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Gravitas Capital International Inc.'s auditor since 2015.

New York, NY
January 29, 2018